First Trust Portfolios L.P.
                             120 East Liberty Drive
                            Wheaton, Illinois 60187



March 10, 2020

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:      Form AW - Request for Withdrawal
         FT 8597
         Registration on Form S-6
         Amendment No. 1, filed pursuant to Rule 487
         ACCESSION NUMBER: 0 001445546-20-001340
         (File No. 333-236312; CIK No. 1796779)


Ladies and Gentlemen:

      On behalf of First Trust Portfolios L.P. ("Depositor"), depositor, sponsor and principal underwriter of FT 8597 (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Amendment to the Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Amendment to the Registration Statement was originally filed with the Securities and Exchange Commission after hours on March 9, 2020. The Amendment to the Registration Statement was inadvertently filed pursuant to Rule 487; however, the Trust contains exchange-traded funds in its portfolio and therefore is ineligible to go automatically effective under Rule 487. No securities of the Trust were sold, or will be sold, pursuant to the Amendment to the Registration Statement. The Depositor intends to immediately refile the Amendment to the Registration Statement under filing type S-6/A.

Sincerely,

FT 8597

By:      /s/ Elizabeth H. Bull
         ______________________
         Elizabeth H. Bull
         Senior Vice President